WESTERN COPPER CORPORATION
Report of Voting Results

October 3, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities – Department of Justice – Yukon Territory
Securities Registry – Department of Justice – Northwest Territories
Toronto Stock Exchange

Pursuant to section 11.3 of National Instrument 51-102, the following matters were voted upon by shareholders at the special meeting of WESTERN COPPER CORPORATION (the "Issuer") held on October 3, 2011.

The report on the voting results are as follows:

1.           Plan of Arrangement

A vote by ballot was conducted with respect to a special resolution approving an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Issuer, its securityholders and certain of its subsidiaries. The following is a tabulation of the ballots cast (excluding votes of interested shareholders, Dale Corman, Robert Gayton and Julien François):

	Total Votes	Percentage of Votes Cast
Votes in Favour	38,613,048	99.80%
Votes Against	75,639	0.20%
Non-Votes	0	0%
Total Votes Cast	38,688,687	100%

2.           Stock Option Plan of Copper North Mining Corp.

By a vote by show of hands, a stock option plan for Copper North Mining Corp. was approved. The following is a summary of proxies received:

	Total Votes	Percentage of Votes Cast
Votes in Favour	38,455,680	99.25%
Votes Against	291,232	0.75%
Non-Votes	0	0%
Total Votes Cast	38,746,912	100%

3.           Stock Plan of NorthIsle Copper and Gold Inc.

By a vote by show of hands, a stock option plan for Copper North Mining Corp. was approved. The following is a summary of proxies received:

	Total Votes	Percentage of Votes Cast
Votes in Favour	38,456,880	99.25%
Votes Against	290,032	0.75%
Non-Votes	0	0%
Total Votes Cast	38,746,912	100%